

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

June 15, 2017

<u>Via Email</u>
Anne Waleski
Executive Vice President and Chief Financial Officer
4521 Highwoods Parkway
Glen, Allen, VA 23060-6148

      Re: **Markel Corporation**
              Form 10-K for Fiscal Year Ended December 31, 2016
              Filed February 24, 2017
              File No. 001-15811

Dear Ms. Waleski:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                               Sincerely,

                               /s/ Angela M. Connell

                               Angela M. Connell
                               Accounting Branch Chief
                               Office of Healthcare and Insurance